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SCHEDULE 13E-3
(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 1)
DSI TOYS, INC.
(Name of the Issuer)

DSI Toys, Inc., DSI Acquisition, Inc., MVII, LLC, Robert L. Burke,
E. Thomas Martin, John McSorley, Walter S. Reiling, and Joseph S. Whitaker
(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

232968107
(CUSIP Number of Class of Securities)

E. Thomas Martin President DSI Acquisition, Inc. 1432 Higuera Street P.O. Box 12060 San Luis Obispo, California 93406 Telephone (805) 545-7900	Joseph S. Whitaker President and Chief Executive Officer DSI Toys, Inc. 10110 West Sam Houston Parkway South Suite 150 Houston, Texas 77099 Telephone (713) 365-9900

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)

Copies to:

Gregg R. Cannady, Esq. Carrington, Coleman, Sloman & Blumenthal, L.L.P. 200 Crescent Court, Suite 1500 Dallas, Texas 75201 (214) 855-3000	J. Todd Mirolla, Esq. Andre Morris & Buttery 1102 Laurel Lane, P.O. Box 730 San Luis Obispo, California 93406 (805) 543-4171

        This statement is filed in connection with (check the appropriate box):

        (a)   [X]    The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

        (b)   [    ]    The filing of a registration statement under the Securities Act of 1933.

        (c)   [    ]    A tender offer.

        (d)   [    ]    None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

        Check the following box if the filing fee is a final amendment reporting the results of the transaction: [    ]

CALCULATION OF FILING FEE

Transaction Value*(1)	Amount of Filing Fee (2)
$1,557,630	$311.53

        *Set forth the amount on which the filing fee is calculated and state how it was determined.

[X]
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

        Amount Previously Paid: $311.61 (2)

        Form or Registration No.: PREM14A

        Date Filed:    March 31, 2003

(1)
Estimated solely for the purpose of determining the filing fee in accordance with Exchange Act Rule 0-11(b), based on the merger consideration of $0.47 per share of common stock.

(2)
Represents the fees paid by DSI Toys, Inc. in connection with the filing of its Proxy Statement on Schedule 14A, pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended.

INTRODUCTION

        This Amendment No. 1 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Amendment") is being filed with the Securities and Exchange Commission (the "SEC") by DSI Toys, Inc. (the "Company"), DSI Acquisition, Inc. ("Acquisition"), MVII, LLC, Robert L. Burke, E. Thomas Martin, John McSorley, Walter S. Reiling, and Joseph S. Whitaker (each a "Filing Person" and collectively, the "Filing Persons") with respect to a proposed merger of Acquisition with and into the Company pursuant to an Agreement and Plan of Merger, dated as of March 27, 2003 (the "Merger Agreement"), by and between the Company and Acquisition, and amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 filed by the Filing Persons with the SEC on March 31, 2003.

        Concurrently with this Amendment, the Company is filing with the SEC a revised preliminary version of its proxy statement on Schedule 14A (the "Proxy Statement") in connection with a special meeting of shareholders at which shareholders of the Company will consider and vote upon the adoption of the Merger Agreement and the approval of the transactions contemplated thereby. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

        The information contained in this Amendment and/or the Proxy Statement concerning (i) the Company was supplied by the Company and no other Filing Person takes responsibility for the accuracy of such information, and (ii) each other Filing Person was supplied by such Filing Person and the Company takes no responsibility for the accuracy of such information.

Item 1. Summary Term Sheet.

        (a)   The information set forth under the caption "Summary Term Sheet" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 2. Subject Company Information.

        (a)   Name and Address. The information set forth on the cover page to the Proxy Statement and under the captions "Questions and Answers About the Merger" and "The Parties" is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Securities. The information set forth under the captions "Summary Term Sheet—Voting," "The Special Meeting—Record Date; Voting at the Meeting; Quorum," and "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Trading Market and Price. The information set forth under the captions "Summary Term Sheet—Background of the Merger," "Summary Term Sheet—Purpose and Reasons for the Merger," "Special Factors—Background of the Merger," and "Market Prices and Dividend Information" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (d)   Dividends. The information set forth under the caption "Market Prices and Dividend Information" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (e)   Prior Public Offerings. On May 29, 1997, the Company conducted an initial public offering of its common shares at a share price of $8.00. The Company has not made an underwritten public offering of any securities since such initial public offering.

        (f)    Prior Stock Purchases. The information set forth under the caption "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 3. Identity and Background of Filing Person.

        (a)   Name and Address. The information set forth under the captions "Summary Term Sheet—The Parties," "Questions and Answers About the Merger," "The Parties," "Securities Ownership," and "Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Business and Background of Entities. The information set forth under the captions "The Parties" and "Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Business and Background of Natural Persons. The information set forth under the captions "The Parties" and "Directors and Executive Officers" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 4. Terms of the Transaction

        (a)   Material Terms. The information set forth under the captions in the Proxy Statement named below is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

  (1)
  Tender Offers. Not applicable.

  (2)
  Mergers or Similar Transactions.

            (i)  The information set forth under the captions "Notice of Special Meeting of Shareholders," "Summary Term Sheet—The Merger," "Questions and Answers About the Merger," "Special Factors—Background of the Merger," "The Merger Agreement—Structure and Completion of the Merger, "and Appendix A in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

           (ii)  The information set forth under the captions "Notice of Special Meeting of Shareholders," "Summary Term Sheet—What You Will Receive in the Merger," "Questions and Answers About the Merger," "Special Factors—Background of the Merger," "The Merger Agreement—Structure and Completion of the Merger, " and "The Merger Agreement—Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

          (iii)  The information set forth under the captions "Summary Term Sheet—Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Advantages and Disadvantages of the Merger," and "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

          (iv)  The information set forth under the captions "Notice of Special Meeting of Shareholders," "Summary Term Sheet—Required Vote," and "The Special Meeting—Required Vote; Effect of Abstentions and Non-Votes" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

           (v)  The information set forth under the captions "Summary Term Sheet—Effects of the Merger," "Questions and Answers About the Merger," "Special Factors—Advantages and Disadvantages of the Merger," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Certain Persons in the Merger," "Risk Factors and Forward Looking Statements," and "The Merger Agreement—Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

          (vi)  The information set forth under the caption "Special Factors—Anticipated Accounting Treatment of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

         (vii)  The information set forth under the captions "Summary Term Sheet—Federal Income Tax Consequences," "Questions and Answers About the Merger," and "Special Factors—U.S. Federal Income Tax Consequences of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Different Terms. The information set forth under the captions "Notice of Special Meeting of Shareholders," "Summary Term Sheet—The Merger," "Summary Term Sheet—What you Will Receive in the Merger," "Summary Term Sheet—Effects of the Merger," "Questions and Answers About the Merger," "Special Factors—Advantages and Disadvantages of the Merger," "Special Factors—Certain Effects of the Merger," Special Factors—Interests of Certain Persons in the Merger," and "The Merger Agreement—Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Appraisal Rights. The information set forth under the caption "Dissenters Rights of Appraisal" and Appendix C in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (d)   Provisions for Unaffiliated Security Holders. None.

        (e)   Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        (a)   Transactions. The information set forth under the caption "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Significant Corporate Events.

          (1)-(6) The information set forth under the caption "Special Factors—Background of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Negotiations or Contacts. The information set forth under the caption "Special Factors—Background of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (d)   Agreements Involving the Subject Company's Securities. The information set forth under the captions "Special Factors—Interests of Certain Persons in the Merger," "Merger Agreement—Stock Options," and Appendix A in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 6. Purposes of the Transaction and Plans or Proposals.

        (a)   Use of Securities Acquired. The information set forth under the captions "Summary Term Sheet—The Merger," "Summary Term Sheet—Effects of the Merger," "Questions and Answers About the Merger," "Special Factors—Advantages and Disadvantages of the Merger," "Special Factors—Certain Effects of the Merger," "Risk Factors and Forward Looking Statements—Risk Factors Relating to the Buyer Group," "The Merger Agreement—Structure and Completion of the Merger," and "The Merger Agreement—Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Plans.

          (1)-(8) The information set forth under the caption "Summary Term Sheet—The Merger," "Summary Term Sheet—Effects of the Merger," "Summary Term Sheet—Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Advantages and Disadvantages of the Merger," "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger," "Special Factors—Certain Effects of the Merger," "The Merger Agreement—Structure and Completion of the Merger," and "The Merger Agreement—Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 7. Purposes, Alternatives, Reasons and Effects.

        (a)   Purposes. The information set forth under the captions "Summary Term Sheet—Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Advantages and Disadvantages of the Merger," and "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Alternatives. The information set forth under the captions "Special Factors—Background of the Merger," and "Special Factors—Alternatives Considered" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Reasons. The information set forth under the captions "Summary Term Sheet—Purpose and Reasons for the Merger," "Questions and Answers About the Merger," "Special Factors—Purpose and Reasons for the Merger," "Special Factors—Advantages and Disadvantages of the Merger," and "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (d)   Effects. The information set forth under the captions "Notice of Special Meeting of Shareholders," "Summary Term Sheet—The Merger," "Summary Term Sheet—What You Will Receive in the Merger," "Summary Term Sheet—Federal Income Tax Consequences," "Questions and Answers About the Merger," "Special Factors—Advantages and Disadvantages of the Merger," "Special Factors—Certain Effects of the Merger," "Special Factors—Interests of Certain Persons in the Merger," "Special Factors—Anticipated Accounting Treatment of the Merger," "Special Factors—U.S. Federal Income Tax Consequences of the Merger," "Risk Factors and Forward Looking Statements," "The Merger Agreement—Effect of the Merger on Capital Stock" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 8. Fairness of the Transaction

        (a)   Fairness. The information set forth under the captions "Summary Term Sheet—Approval of the Special Committee and Board of Directors," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Factors Considered in Determining Fairness. The information set forth under the captions "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" and "Special Factors—Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Approval of Security Holders. The information set forth under the captions "Notice of Special Meeting of Shareholders," "Summary Term Sheet—Required Vote," "The Special Meeting—Required Vote; Effect of Abstentions and Non-Votes," and "The Merger Agreement—Conditions" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

        (d)   Unaffiliated Representative. The information set forth under the captions "Summary Term Sheet—Background of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" and "Special Factors—Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (e)   Approval of Directors. The information set forth under the captions "Summary Term Sheet—Approval of the Special Committee and Board of Directors," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (f)    Other Offers. The information set forth under the caption "Special Factors—Alternatives Considered" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 9. Reports, Opinions, Appraisals and Negotiations.

        (a)   Report, Opinion or Appraisal. The information set forth under the captions "Summary Term Sheet—Background of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger," "Special Factors—Opinion of Financial Advisor to Special Committee," and Appendix B in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Preparer and Summary of the Report, Opinion or Appraisal.

          (1)-(6) The information set forth under the captions "Special Factors—Background of the Merger," "Special Factors—Opinion of Financial Advisor to Special Committee," and Appendix B in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Availability of the Documents. The information set forth under the captions "Questions and Answers to the Merger," "Special Factors—Opinion of Financial Advisor to Special Committee," "Where You Can Find More Information," and Appendix B in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 10. Source and Amounts of Funds or Other Consideration.

        (a)   Sources of Funds. The information set forth under the captions "Summary Term Sheet—Expenses of the Merger," "Questions and Answers About the Merger," and "Special Factors—Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Conditions. The information set forth under the caption "Special Factors—Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (c)   Expenses. The information set forth under the captions "Summary Term Sheet—Expenses of the Merger," "Questions and Answers About the Merger," "Special Factors—Financing the Merger," and "Special Factors—Fees and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (d)   Borrowed Funds. The information set forth under the caption "Special Factors—Financing the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 11. Interest in Securities of the Subject Company.

        (a)   Securities Ownership. The information set forth under the caption "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Securities Transactions. The information set forth under the captions "Special Factors—Prior Stock Purchases and Other Securities Transactions," and "Securities Ownership" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 12. The Solicitation or Recommendation.

        (a)   Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions "Summary Term Sheet—Required Vote," and "The Special Meeting—Required Vote; Effect of Abstentions and Non-Votes" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Recommendation of Others. The information set forth under the caption "Notice of Special Meeting of Shareholders," "Summary Term Sheet—Purposes of the Special Meeting," "Summary Term Sheet—Approval of the Special Committee and Board of Directors," "Questions and Answers About the Merger," "The Special Meeting—Date, Time and Place," "The Special Meeting—Purposes of the Special Meeting," "The Special Meeting—Action to be Taken Under Proxy," and "Special Factors—Recommendation of the Special Committee, Board of Directors and Buyer Group; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 13. Financial Statements.

        (a)   Financial Information. The information set forth under the caption "Financial Information" in the Proxy Statement and the Company's annual report on Form 10-K and 10-K/A for the year ended December 31, 2002 is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Pro Forma Information. The information set forth under the caption "Financial Information" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Solicitations or Recommendations. The information set forth under the caption "Summary Term Sheet—Opinion of Independent Financial Advisors," "Special Factors—Background of the Merger," "Special Factors—Opinion of Financial Advisor to Special Committee" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

        (b)   Employees and Corporate Assets. The information set forth under the caption "Special Factors—Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference pursuant to General Instruction G to Schedule 13E-3.

Item 15. Additional Information.

        (a)   Other Material Information. Not applicable.

Item 16. Exhibits.

(a)(1)	Preliminary copy of Letter to Stockholders from Joseph S. Whitaker (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(3)	Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated January 29, 2003 (incorporated herein by reference to Form 8-K filed on January 30, 2003).
(a)(5)(ii)	Press Release dated March 21, 2003 (incorporated herein by reference to Form 8-K filed on March 21, 2003).
(a)(5)(iii)	Press Release dated March 27, 2003 (incorporated herein by reference to Form 8-K filed on March 27, 2003).
(b)	None.
(c)	Fairness Opinion of Chaffe & Associates, Inc. dated March 26, 2003 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(d)(1)	Agreement and Plan of Merger, dated March 27, 2003, between the Company and Acquisition (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(f)	Dissenter's rights of appraisal are described in Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).
(g)	None

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DSI TOYS, INC.
By:	/s/ JOSEPH S. WHITAKER Joseph S. Whitaker CHIEF EXECUTIVE OFFICER AND PRESIDENT
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DSI ACQUISITION, INC.
By:	/s/ E. THOMAS MARTIN E. Thomas Martin PRESIDENT
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MVII, LLC
By:	/s/ E. THOMAS MARTIN E. Thomas Martin MANAGER
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ ROBERT L. BURKE Robert L. Burke
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ E. THOMAS MARTIN E. Thomas Martin
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOHN MCSORLEY John McSorley
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ WALTER S. REILING Walter S. Reiling
Dated: May 12, 2003

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ JOSEPH S. WHITAKER Joseph S. Whitaker
Dated: May 12, 2003

INDEX TO EXHIBITS

(a)(1)	Preliminary copy of Letter to Stockholders from Joseph S. Whitaker (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(2)	Preliminary copy of Notice of Special Meeting of Stockholders (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(3)	Preliminary Proxy Statement, including all appendices thereto (incorporated herein by reference to Schedule 14A filed concurrently with this Amendment).
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated January 29, 2003 (incorporated herein by reference to Form 8-K filed on January 30, 2003).
(a)(5)(ii)	Press Release dated March 21, 2003 (incorporated herein by reference to Form 8-K filed on March 21, 2003).
(a)(5)(iii)	Press Release dated March 27, 2003 (incorporated herein by reference to Form 8-K filed on March 27, 2003).
(b)	None.
(c)	Fairness Opinion of Chaffe & Associates, Inc. dated March 26, 2003 (included as Appendix B to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(d)(1)	Agreement and Plan of Merger, dated March 27, 2003, between the Company and Acquisition (included as Appendix A to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3)).
(f)	Dissenter's rights of appraisal are described in Appendix C to the preliminary Proxy Statement, which is filed herewith as Exhibit (a)(3).
(g)	None

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INTRODUCTION
SIGNATURES
INDEX TO EXHIBITS